SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
DATED: July 28, 2011
Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.
85 AKTI MIAOULI STREET, PIRAEUS, GREECE 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

NAVIOS MARITIME PARTNERS L.P.
FORM 6-K

Page
Operating and Financial Review and Prospects	3
Financial Statements Index	F-1

The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-170284.
Operating and Financial Review and Prospects
     The following is a discussion of the financial condition and results of operations for the three and six month periods ended June 30, 2011 and 2010 of Navios Maritime Partners L.P. (referred to herein as “we”, “us” or “Navios Partners”). All of the financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Partners’ 2010 Annual Report filed on Form 20-F with the Securities and Exchange Commission.
     This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on Navios Partners’ current expectations and observations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels, fluctuation of charter rates, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission.
Recent Developments
          On April 13, 2011, Navios Partners completed its public offering of 4,000,000 common units at $19.68 per unit and raised gross proceeds of approximately $78.7 million to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $0.2 million, were approximately $75.2 million. Pursuant to this offering, Navios Partners issued 81,633 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1.6 million. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering and issued 600,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the overallotment option, Navios Partners raised additional gross proceeds of $11.8 million and net proceeds, including the underwriting discount, of approximately $11.3 million and issued 12,245 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.2 million.
          On May 19, 2011, Navios Partners acquired from Navios Maritime Holdings Inc. (“Navios Holdings”) the Navios Orbiter, a 76,602 dwt Panamax vessel built in 2004, for a purchase price of $52.0 million, and the Navios Luz, a 179,144 dwt Capesize vessel built in 2010, for a purchase price of $78.0 million. Upon delivery of the vessels, the remaining term of their charter-out contracts were: for the Navios Orbiter 2.9 years at a net rate of $38,052 per day and for the Navios Luz 9.5 years at a net rate of $29,356 per day. The purchase price of the vessels consisted of 507,916 common units of Navios Partners issued to Navios Holdings and cash of $120.0 million. The common units were issued at $19.6883 per unit, which reflects the NYSE’s volume weighted average price of the common units for the ten-business day period prior to the acquisition of the vessels. Navios Partners financed the cash portion of the purchase price with a $35.0 million drawdown under a new credit facility it entered into on May 27, 2011 (the “New Credit Facility”). As a result of the issuance of common units to the seller, Navios Partners issued 10,366 additional general partnership units to its General Partner. The net proceeds from the issuance of the general partnership units were $0.2 million. For accounting purposes, the transaction was valued based on the closing price of the day of the transaction. Favorable lease terms recognized through this transaction amounted to $20.9 million for the Navios Orbiter and $22.9 million for the Navios Luz and were related to the acquisition of the rights on the time charter-out contract of the vessels. The amounts of $31.1 million for the Navios Orbiter and $55.1 million for the Navios Luz were classified under vessels, net.
          As of July 27, 2011, there were outstanding: 46,887,320 common units, 7,621,843 subordinated units, 1,000,000 subordinated Series A units and 1,132,843 general partnership units. Navios Holdings owns a 27.1% interest in Navios Partners, which includes the 2% general partner interest.
Overview
General
          Navios Partners is an international owner and operator of dry bulk vessels, formed in August 2007 by Navios Holdings, a vertically integrated seaborne shipping and logistics company with over 55 years of operating history in the dry bulk shipping industry. Navios Partners completed its initial public offering (“IPO”) of 10,000,000 common units and the concurrent sale of 500,000 common units to a corporation owned by Angeliki Frangou, Navios Partners’ Chairman and Chief Executive Officer, on November 16, 2007. Navios Partners used the proceeds of these sales of approximately $193.3 million, plus $160.0 million funded from its credit facility as subsequently amended (the “Credit Facility”) to acquire its initial fleet of vessels.
          On January 11, 2010, Navios Partners amended its Credit Facility and borrowed an additional amount of $24.0 million to finance the acquisitions of the Navios Apollon, the Navios Sagittarius and the Navios Hyperion. The amended facility agreement provided for (a) the prepayment of $12.5 million held in a pledged account, that took place on January 11, 2010 and; (b) amendments to certain financial covenants.
          On March 30, 2010 and June 1, 2010, Navios Partners entered into further amendments to its Credit Facility and borrowed additional amounts of $30.0 million and $35.0 million, respectively, under new tranches to its Credit Facility to partially finance the acquisitions of the Navios Aurora II and the Navios Pollux.
          On December 15, 2010, Navios Partners borrowed an additional amount of $50.0 million under a new tranche to its Credit Facility to partially finance the acquisitions of the Navios Melodia and the Navios Fulvia. This amendment provides for, among other things, a new margin from 1.65% to 1.95% depending on the loan to value ratio and a repayment schedule that began in February 2011.
          On May 27, 2011, Navios Partners entered into the New Credit Facility with Commerzbank AG and DVB Bank SE, and borrowed an amount of $35.0 million to partially finance the acquisitions of the Navios Luz and the Navios Orbiter. The New Credit Facility has a maturity of seven years and is repayable in 28 quarterly installments of $0.63 million each with a final balloon payment of $17.5 million to be repaid on the last repayment date. The New Credit Facility bears interest at a rate of LIBOR plus 270 bps and also requires compliance with certain financial covenants.
          As of June 30, 2011, Navios Partners was in compliance with the financial covenants of its credit facilities.
Fleet
          Our fleet currently consists of eleven active Panamax vessels, six Capesize vessels and one Ultra-Handymax vessel.
          In general, our vessels operate under long-term time charters of three or more years at inception with counterparties that we believe are creditworthy. Under certain circumstances, we may operate vessels in the spot market until the vessels have been fixed under appropriate long-term charters.
          The following table provides summary information about our fleet:

				Charter	Charter-Out Rate
Owned Vessels	Type	Built	Capacity (DWT)	Expiration Date	per day (1)
Navios Gemini S	Panamax	1994	68,636	February 2014	$24,225
Navios Libra II	Panamax	1995	70,136	November 2012	$18,525
Navios Felicity	Panamax	1997	73,867	June 2013	$26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Alegria	Panamax	2004	76,466	January 2014	$16,984	(2)
Navios Fantastiks	Capesize	2005	180,265	February 2014	$36,290
Navios Hope	Panamax	2005	75,397	August 2013	$17,562
Navios Apollon(3)	Ultra-Handymax	2000	52,073	—	—
Navios Sagittarius	Panamax	2006	75,756	November 2018	$26,125
Navios Hyperion	Panamax	2004	75,707	April 2014	$37,953
Navios Aurora II	Capesize	2009	169,031	November 2019	$41,325
Navios Pollux	Capesize	2009	180,727	July 2019	$42,250
Navios Fulvia	Capesize	2010	179,263	September 2015	$50,588
Navios Melodia (4)	Capesize	2010	179,132	September 2022	$29,356	(5)
Navios Luz	Capesize	2010	179,144	November 2020	$29,356
Navios Orbiter	Panamax	2004	76,602	April 2014	$38,052

Long-term Chartered-in Vessels

Navios Prosperity (6)	Panamax	2007	82,535	July 2012	$24,000
Navios Aldebaran (7)	Panamax	2008	76,500	March 2013	$28,391

(1)	Net time charter-out rate per day (net of commissions). Represents the charter-out rate during the time charter period prior to the time charter expiration date and, if applicable, the charter-out rate under any new time charter.

(2)	Profit sharing 50% above $16,984/ day based on Baltic Panamax TC Average.

(3)	Following an engine breakdown, the vessel is currently undergoing repairs and is expected to be operational in September 2011. As a result, the original charter contract was terminated.

(4)	In January 2011, Korea Line Corporation (“KLC”) filed for receivership. The charter was affirmed and will be performed by KLC on its original terms, provided that during an interim suspension period, the sub-charterer of the Navios Melodia will pay us directly.

(5)	Profit sharing 50% above $37,500/ day based on BCI TC Average.

(6)	The Navios Prosperity is chartered-in for seven years until June 2014 and we have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen ($46.9 million based upon the exchange rate at June 30, 2011), declining each year by 145 million Yen ($1.8 million based upon the exchange rate at June 30, 2011).

(7)	The Navios Aldebaran is chartered-in for seven years until March 2015 and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen ($44.4 million based upon the exchange rate at June 30, 2011) declining each year by 150 million Yen ($1.9 million based upon the exchange rate at June 30, 2011).
Our Charters
          We generate revenues by charging our customers for the use of our vessels to transport their dry bulk commodities. The vessels in our fleet are generally chartered-out under time charters, which range in length from three to ten years at inception. We may in the future operate vessels in the spot market until the vessels have been chartered under long-term charters.
          For the six month period ended June 30, 2011, we had 14 charter counterparties, the most significant of which were Cosco Bulk Carrier, Mitsui O.S.K. Lines Ltd, Samsun Logix, STX Panocean and Sanko Steamship Co., that accounted for approximately 20.2%, 19.8%, 11.9%, 8.7% and 7.3%, respectively, of our total revenues. For the fiscal year ended December 31, 2010, we had 12 charter counterparties, the most significant of which were Mitsui O.S.K. Lines, Ltd., Cargill International S.A., Cosco Bulk Carrier Co, Ltd., Samsun Logix, Sanko Steamship Co. Ltd. and Constellation Energy, which accounted for approximately 27.7%, 11.8%, 11.2%, 8.5%, 8.3% and 6.8%, respectively, of our total revenues. We believe that the combination of the medium to long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our management agreement with Navios ShipManagement Inc. (the “Manager”), a wholly- owned subsidiary of Navios Holdings (which provides for a fixed management fee until November 16, 2011), provides us with a strong base of stable cash flows.
          Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:
•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charter;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend undergoing repairs and upgrades in dry dock;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.
          Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Please read “Risk Factors” in our 2010 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

Trends and Factors Affecting Our Future Results of Operations
          We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business, marine accidents and other operational matters. Please read “Risk Factors” in our 2010 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.
Results of Operations
Overview
          The financial condition and the results of operations presented for the three and six month periods ended June 30, 2011 and 2010 of Navios Partners discussed below include the following entities and chartered-in vessels:

		Country of	Statement of income
Company name	Vessel name	incorporation	2011	2010
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is	1/1 — 6/30	1/1 — 6/30
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Sagittarius Shipping Corporation (*)	Navios Sagittarius	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/1 — 6/30	1/8 — 6/30
Chilali Corp.	Navios Aurora II	Marshall Is.	1/1 — 6/30	3/18 —6/30
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/1 — 6/30	5/21 —6/30
Pandora Marine Inc.	Navios Melodia	Marshall Is	1/1 — 6/30	—
Customized Development S.A.	Navios Fulvia	Liberia	1/1 — 6/30	—
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	5/19—6/30	—
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	5/19—6/30	—
Chartered-in vessel
Prosperity Shipping Corporation (**)	Navios Prosperity	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Aldebaran Shipping Corporation (**)	Navios Aldebaran	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Other
JTC Shipping and Trading Ltd (**)	Operating Co.	Malta	1/1 — 6/30	3/18 — 6/30
Navios Maritime Partners L.P	N/A	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Navios Maritime Operating LLC	N/A	Marshall Is.	1/1 — 6/30	1/1 — 6/30

(*)	Sagittarius Shipping Corporation took ownership of the vessel Navios Sagittarius on January 12, 2010. Prior to this date, it was a charter-in vessel.

(**)	Not a vessel-owning subsidiary and only holds right to charter-in contract.
     The accompanying interim condensed consolidated financial statements of Navios Partners are unaudited, but, in the opinion of management, contain all adjustments necessary to present fairly, in all material respects, Navios Partners’ condensed consolidated financial position as of June 30, 2011 and the condensed consolidated results of operations for the three and six months ended June 30, 2011 and 2010. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under US GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2010.

FINANCIAL HIGHLIGHTS
     The following table presents consolidated revenue and expense information for the three and six month periods ended June 30, 2011 and 2010.

	Three Month	Three Month	Six Month	Six Month
	Period ended	Period ended	Period ended	Period ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	($ ‘000)	($ ‘000)	($ ‘000)	($ ‘000)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time charter revenues	$45,675	$33,255	$88,479	$62,668
Time charter expenses	(3,241)	(2,903)	(6,192)	(5,822)
Direct vessel expenses	(17)	(25)	(35)	(57)
Management fees	(6,466)	(4,836)	(12,514)	(8,894)
General and administrative expenses	(1,209)	(928)	(2,392)	(2,007)
Depreciation and amortization	(15,637)	(10,019)	(29,670)	(17,709)
Write-off of intangible asset	(3,979)	—	(3,979)	—
Interest expense and finance cost, net	(2,009)	(1,513)	(4,038)	(2,704)
Interest income	381	149	631	306
Other income	21	14	33	58
Other expense	(8)	(10)	(212)	(70)
Net income	$13,511	$13,184	$30,111	$25,769

EBITDA(1)	$30,793	$24,592	$63,223	$45,933
Adjusted EBITDA (1)	$34,772	$24,592	$67,202	$45,933
Operating Surplus(1)	$28,673	$34,402	$55,191	$36,886

(1)	EBITDA, Adjusted EBITDA and Operating Surplus are non-GAAP financial measures. See “—Reconciliation of EBITDA to Net Cash from Operating Activities, Adjusted EBITDA, Operating Surplus and Available Cash for Distribution” for a description of EBITDA and Operating Surplus and a reconciliation of EBITDA and Operating Surplus to the most comparable measure under US GAAP.
Period over Period Comparisons
For the Three Month Period ended June 30, 2011 compared to the Three Month Period ended June 30, 2010
          Time charter revenues: Time charter revenues for the three month period ended June 30, 2011 increased by $12.4 million or 37.2% to $45.7 million, as compared to $33.3 million for the same period in 2010. The increase was mainly attributable to the acquisition of the Navios Pollux on May 21, 2010, the Navios Fulvia and the Navios Melodia on November 15, 2010 and the Navios Luz and the Navios Orbiter on May 19, 2011. As a result of the vessel acquisitions, operating days of the fleet increased to 1,450 days for the three month period ended June 30, 2011, as compared to 1,142 days for the three month period ended June 30, 2010. The increase was partially offset by the decrease of $2.1 million incurred due to the engine breakdown of the Navios Apollon. The time charter equivalent (“TCE”) increased to $29,640 for the three month period ended June 30, 2011, from $28,986 for the three month period ended June 30, 2010.
          Time charter expenses: Time charter expenses for the three month period ended June 30, 2011 increased by $0.3 million or 10.3% to $3.2 million, as compared to $2.9 million for the same period in 2010. The increase was mainly due to the increase in the brokers’ commission by $0.2 million and increase in other expenses by $0.1 million.
          Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, decreased by $0.01 million or 33.3% to $0.02 million for the three month period ended June 30, 2011, as compared to $0.03 million for the same period in 2010 due to the full amortization of dry dock and special survey costs for one vessel.

          Management fees: Management fees for the three month period ended June 30, 2011, increased by $1.7 million or 35.4% to $6.5 million, as compared to $4.8 million for the same period in 2010. The increase was mainly attributable to the acquisitions of the Navios Pollux on May 21, 2010, the Navios Fulvia and the Navios Melodia on November 15, 2010 and the Navios Luz and the Navios Orbiter on May 19, 2011.
          In accordance with the management agreement entered into by Navios Partners, the Manager provides all of Navios Partners’ owned vessels with commercial and technical management services for a daily fee of $4,400 per owned Panamax vessel, $5,500 per owned Capesize vessel and $4,500 per owned Ultra-Handymax vessel until November 16, 2011.
          General and administrative expenses: General and administrative expenses increased by $0.3 million or 33.3% to $1.2 million for the three month period ended June 30, 2011, as compared to $0.9 million for the same period of 2010. The increase was mainly attributable to the increase in administrative expenses paid to the Manager due to the increased number of vessels in Navios Partners’ fleet.
          Pursuant to the Administrative Services Agreement, the Manager provides administrative services and is reimbursed for reasonable costs and expenses incurred in connection with these services. For the three month periods ended June 30, 2011 and 2010, the expenses charged by the Manager for administrative fees were $0.8 million and $0.7 million, respectively. The balance of $0.4 million and $0.2 million of general and administrative expenses for each of the three month periods ended June 30, 2011 and 2010, relate to legal and professional fees, as well as audit fees and directors’ fees.
          Depreciation and amortization: Depreciation and amortization amounted to $15.6 million for the three month period ended June 30, 2011 compared to $10.0 million for the three month period ended June 30, 2010. The increase of $5.6 million was attributable to: (a) an increase in depreciation expense of $2.0 million due to the acquisitions of the Navios Pollux on May 21, 2010, the acquisitions of the Navios Fulvia and the Navios Melodia on November 15, 2010 and the acquisitions of the Navios Orbiter and the Navios Luz on May 19, 2011; and (b) an increase in amortization expense of $3.6 million due to the favorable and unfavorable lease terms that were recognized in relation to the acquisition of the rights on the time charter-out contracts of the vessels.
          Write-off of intangible asset: In connection with Navios Apollon off hire due to the engine breakdown, the charter-out contract was terminated. The net book value of the favorable lease term that was recognized in relation to the acquisition of the rights of the time charter-out contract of the vessel amounting $4.0 million was written off in the statement of income.
          Interest expense and finance cost, net: Interest expense and finance cost, net for the three month period ended June 30, 2011 increased by $0.5 million or 33.3% to $2.0 million, as compared to $1.5 million in the same period of 2010. The increase was due to: (a) the increase in average outstanding loan balance to $327.0 million in the three months ended June 30, 2011 from $247.7 million in the three months ended June 30, 2010; and (b) the higher weighted average interest rate of 2.27% for the three month period ended June 30, 2011, compared to 2.25% for the same period in 2010. As of June 30, 2011 and 2010, the outstanding loan balance under Navios Partners’ credit facilities was $341.9 million and $271.5 million, respectively.
          Interest income: Interest income increased by $0.2 million to $0.3 million for the three month period ended June 30, 2011, as compared to $0.1 million for the same period of 2010.
          Other income and expenses, net: Other income and expenses, net increased by $0.01 million for the three month period ended June 30, 2011, as compared to the same period of 2010.
          Net income: Net income for the three months ended June 30, 2011 amounted to $13.5 million compared to $13.2 million for the three months ended June 30, 2010. The increase in net income of $0.3 million was due to the factors discussed above.
          Operating surplus: Navios Partners generated operating surplus for the three month period ended June 30, 2011 of $28.7 million, compared to $20.0 million for the three month period ended June 30, 2010. Operating Surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other master limited partnerships (See “Reconciliation of EBITDA to Net Cash from Operating Activities, Operating Surplus and Available Cash for Distribution” contained herein).
          Seasonality: Since Navios Partners’ vessels operate under medium to long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.
For the Six Month Period ended June 30, 2011 compared to the Six Month Period ended June 30, 2010
          Time charter revenues: Time charter revenues for the six month period ended June 30, 2011 increased by $25.8 million or 41.1% to $88.5 million, as compared to $62.7 million for the same period in 2010. The increase was mainly attributable to the acquisition of the Navios Hyperion on January 8, 2010, the Navios Sagittarius on January 12, 2010, the Navios Aurora II on March 18, 2010, the Navios Pollux on May 21, 2010, the Navios Fulvia and the Navios Melodia on November 15, 2010 and the Navios Luz and the Navios Orbiter on May 19, 2011. As a result of the vessel acquisitions, operating days of the fleet increased to 2,814 days for the six month period ended June 30, 2011, as compared to 2,218 days for the six month period ended June 30, 2010. The increase was partially offset by the decrease of $3.0 million incurred due to the engine breakdown of the Navios Apollon.

The time charter equivalent (“TCE”) decreased to $30,013 for the six month period ended June 30, 2011, from $28,130 for the six month period ended June 30, 2010.
          Time charter expenses: Time charter expenses for the six month period ended June 30, 2011 increased by $0.4 million or 6.9% to $6.2 million, as compared to $5.8 million for the same period in 2010. The increase was mainly due to the increase in brokers’ commission by $0.5 million offset by a decrease in charter hire expense of $0.1 million.
          Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, decreased by $0.02 million or 33.3% to $0.04 million for the six month period ended June 30, 2011, as compared to $0.06 million for the same period in 2010 due to the full amortization of dry dock and special survey costs for certain vessels.
          Management fees: Management fees for the six month period ended June 30, 2011, increased by $3.6 million or 40.4% to $12.5 million, as compared to $8.9 million for the same period in 2010. The increase was mainly attributable to the acquisitions of the Navios Hyperion on January 8, 2010, the Navios Sagittarius on January 12, 2010, the Navios Aurora II on March 18, 2010, the Navios Pollux on May 21, 2010, the Navios Fulvia and the Navios Melodia on November 15, 2010 and the Navios Luz and the Navios Orbiter on May 19, 2011.
          In accordance with the management agreement entered into by Navios Partners, the Manager provides all of Navios Partners’ owned vessels with commercial and technical management services for a daily fee of $4,400 per owned Panamax vessel, $5,500 per owned Capesize vessel and $4,500 per owned Ultra-Handymax vessel until November 16, 2011.
          General and administrative expenses: General and administrative expenses increased by $0.4 million or 20.0% to $2.4 million for the six month period ended June 30, 2011, as compared to $2.0 million for the same period of 2010. The increase was mainly attributable to the increase in administrative expenses paid to the Manager due to the increased number of vessels in Navios Partners’ fleet.
          Pursuant to the Administrative Services Agreement, the Manager provides administrative services and is reimbursed for reasonable costs and expenses incurred in connection with these services. For the six month periods ended June 30, 2011 and 2010, the expenses charged by the Manager for administrative fees were $1.6 million and $1.3 million, respectively. The balance of $0.8 million and $0.7 million of general and administrative expenses for each of the six month periods ended June 30, 2011 and 2010, relate to legal and professional fees, as well as audit fees and directors’ fees.
          Depreciation and amortization: Depreciation and amortization amounted to $29.7 million for the six month period ended June 30, 2011 compared to $17.7 million for the six month period ended June 30, 2010. The increase of $12.0 million was attributable to: (a) an increase in depreciation expense of $4.3 million due to the acquisitions of the Navios Sagittarius and the Navios Hyperion in January 2010, the acquisition of the Navios Aurora II on March 18, 2010, the acquisition of the Navios Pollux on May 21, 2010, the acquisitions of the Navios Fulvia and the Navios Melodia on November 15, 2010 and the acquisitions of the Navios Luz and the Navios Orbiter on May 19, 2011; and (b) an increase in amortization expense of $7.7 million due to the favorable and unfavorable lease terms that were recognized in relation to the acquisition of the rights on the time charter-out contracts of the vessels.
          Write-off of intangible asset: In connection with Navios Apollon off hire due to the engine breakdown, the charter-out contract was terminated. The net book value of the favorable lease term that was recognized in relation to the acquisition of the rights of the time charter-out contract of the vessel amounting to $4.0 million was written off in the statement of income.
          Interest expense and finance cost, net: Interest expense and finance cost, net for the six month period ended June 30, 2011 increased by $1.3 million or 48.1% to $4.0 million, as compared to $2.7 million in the same period of 2010. The increase was due to: (a) the increase in average outstanding loan balance to $322.6 million in the six months ended June 30, 2011 from $226.7 million in the six months ended June 30, 2010; and (b) the higher weighted average interest rate of 2.33% for the six month period ended June 30, 2011, compared to 2.19% for the same period in 2010. As of June 30, 2011 and 2010, the outstanding loan balance under Navios Partners’ credit facilities was $341.9 million and $271.5 million, respectively.
          Interest income: Interest income increased by $0.3 million to $0.6 million for the six month period ended June 30, 2011, as compared to $0.3 million for the same period of 2010.
          Other income and expenses, net: Other income and expenses, net increased by $0.2 million for the six month period ended June 30, 2011, as compared to the respective period of 2010.
          Net income: Net income for the six months ended June 30, 2011 amounted to $30.1 million compared to $25.8 million for the six month period ended June 30, 2010. The increase in net income of $4.3 million was due to the factors discussed above.
          Operating surplus: Navios Partners generated operating surplus for the six month period ended June 30, 2011 of $55.2 million, compared to $36.9 million for the six month period ended June 30, 2010. Operating Surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other master limited partnerships (See “Reconciliation of EBITDA to Net Cash from Operating Activities, Operating Surplus and Available Cash for Distribution” contained herein).
          Seasonality: Since Navios Partners’ vessels operate under medium to long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.

Liquidity and Capital Resources
Credit Facilities
          In November 2007, Navios Partners entered into a $260.0 million Credit Facility with DVB Bank AG and Commerzbank AG which was amended in June 2008, in part, to increase the available borrowings by $35.0 million, in anticipation of purchasing the Navios Hope, thereby increasing the total facility to $295.0 million.
          On January 11, 2010, Navios Partners amended its Credit Facility and borrowed an additional amount of $24.0 million to finance the acquisitions of the Navios Apollon, the Navios Sagittarius and the Navios Hyperion. The amended facility agreement provided for: (a) the prepayment of $12.5 million held in a pledged account, which took place on January 11, 2010; and (b) amendments to certain financial covenants.
          On March 30, 2010 and June 1, 2010, Navios Partners entered into further amendments to its Credit Facility and borrowed additional amounts of $30.0 million and $35.0 million, respectively, under new tranches to its Credit Facility to partially finance the acquisitions of the Navios Aurora II and the Navios Pollux, respectively.
          On December 15, 2010, Navios Partners borrowed an additional amount of $50.0 million under a new tranche to its Credit Facility to partially finance the acquisitions of the Navios Melodia and the Navios Fulvia. The amendment provides for, among other things, a new margin from 1.65% to 1.95% depending on the loan to value ratio and a repayment schedule that began in February 2011.
          The first and the second installment of $7.3 million each, under the Credit Facility were repaid on February 18, 2011 and on May 16, 2011, respectively.
          On May 27, 2011, Navios Partners entered into the New Credit Facility with Commerzbank AG and DVB Bank SE, and borrowed an amount of $35.0 million to partially finance the acquisitions of the Navios Luz and the Navios Orbiter. The New Credit Facility has a maturity of seven years and is repayable in 28 quarterly installments of $0.63 million each with a final balloon payment of $17.5 million to be repaid on the last repayment date. The New Credit Facility bears interest at a rate of LIBOR plus 270 bps and also requires compliance with certain financial covenants.
          As of June 30, 2011, the total borrowings under the credit facilities were $341.9 million. As of June 30, 2011, Navios Partners was in compliance with the financial covenants of its credit facilities.
Liquidity and Capital Resources
          The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Partners for the six month period ended June 30, 2011 and 2010.

	Six Month	Six Month
	Period Ended	Period Ended
	June 30,	June 30,
	2011	2010
	($‘000)	($‘000)
	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$61,870	$50,426
Net cash used in investing activities	(120,000)	(285,757)
Net cash provided by financing activities	59,844	205,913

Increase/(decrease) in cash and cash equivalents	$1,714	$(29,418)

     Cash provided by operating activities for the six month period ended June 30, 2011 as compared to the six month period ended June 30, 2010:
          Net cash provided by operating activities increased by $11.5 million to $61.9 million for the six month period ended June 30, 2011, as compared to $50.4 million for the same period in 2010.
          Net income increased by $4.3 million to $30.1 million for the six month period ended June 30, 2011, from $25.8 million in the six month period ended June 30, 2010. In determining net cash provided by operating activities for the six month period ended June 30, 2011, net income was adjusted for the effects of certain non-cash items, including depreciation and amortization of $29.7 million, $4.0 million write-off of intangible asset, $0.3 million amortization of deferred financing cost and $0.04 million amortization of deferred dry dock costs. For the period ended June 30, 2010, net income was also adjusted for the effects of certain non-cash items, including depreciation and amortization of $17.7 million, $0.2 million amortization and write-off of deferred financing cost, $0.06 million amortization of deferred dry dock costs.
          Amounts due to related parties increased by $3.7 million, from $2.6 million at December 31, 2010, to $6.3 million at June 30,

2011. The increase was mainly attributable to an increase in accrued management fees and accrued administrative expenses by $3.9 million which was partially offset by a decrease in other expenses by $0.2 million.
          Accounts receivable increased by $3.0 million, from $0.9 million at December 31, 2010, to $3.9 million at June 30, 2011 due to the increase in amounts due from charterers.
          Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. Deferred voyage revenue, net of commissions decreased by $4.3 million from $21.6 million at December 31, 2010 to $17.3 million at June 30, 2011. Out of the $17.3 million at June 30, 2011, the amount of $6.8 million and $7.6 million represents the short and long term portion, respectively, of unamortized deferred revenue received from the counterparty to the Navios Hope.
          Accounts payable increased by $0.6 million, from $1.1 million at December 31, 2010, to $1.7 million at June 30, 2011. The increase was attributed to the increase in accounts payable by $0.4 million and the increase in brokers’ commissions payable by $0.4 million, partially offset by the decrease in professional and legal fees payable by $0.2 million.
          Prepaid expenses and other current assets decreased by $0.3 million, from $2.6 million at December 31, 2010, to $2.3 million at June 30, 2011.
          Accrued expenses increased by $0.5 million from $1.9 million at December 31, 2010 to $2.4 million at June 30, 2011. The primary reasons for the increase were: (a) an increase in accrued voyage expenses by $0.4 million; and (b) an increase in accrued loan interest by $0.1 million.
          Other long term assets were $0.2 million as of June 30, 2011 and December 31, 2010.
     Cash used in investing activities for the six month period ended June 30, 2011 as compared to the six month period ended June 30, 2010:
          Net cash used in investing activities was $120.0 million for the six month period ended June 30, 2011 as compared to $285.8 million for the same period in 2010.
          On May 19, 2011, Navios Partners acquired from Navios Holdings the Navios Luz, for a purchase price of $78.0 million, and the Navios Orbiter, for a purchase price of $52.0 million. The purchase price for the two vessels consisted of the issuance of 507,916 common units to Navios Holdings and cash of $120.0 million. Favorable lease terms recognized through this transaction amounted to $22.9 million for the Navios Luz and $20.9 million for the Navios Orbiter and were related to the acquisition of the rights on the time charter-out contracts of the vessels. The amounts of $55.1 million for the Navios Luz and the amount of $31.1 million for the Navios Orbiter were classified under vessels, net.
Cash provided by financing activities for the six month period ended June 30, 2011 as compared to the six month period ended June 30, 2010:
          Net cash provided by financing activities decreased by $146.1 million to $59.8 million for the six month period ended June 30, 2011, as compared to $205.9 million for the same period in 2010.
          Cash provided by financing activities of $59.8 million for the six month period ended June 30, 2011 was due to: (a) $86.3 million proceeds from the issuance of 4,600,000 common units in April 2011, net of offering costs; (b) $2.0 million from the issuance of additional general partnership units; and (c) proceeds of $35.0 million on May 27, 2011, under the New Credit Facility. This overall increase was partially offset by: (a) loan repayments of $14.6 million; (b) payment of $0.4 million financing costs relating to the New Credit Facility of $35.0 million; (c) payment of a total cash distribution of $45.8 million and (d) increase of $2.6 million in restricted cash related to the amounts held in retention account in order to service debt payments as required by Navios Partners’ credit facilities.

Reconciliation of EBITDA to Net Cash from Operating Activities, Adjusted EBITDA, Operating Surplus and Available Cash for Distribution

	Three Month	Three Month	Six Month	Six Month
	Period ended	Period ended	Period ended	Period ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	($ ‘000)	($ ‘000)	($ ‘000)	($ ‘000)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash from Operating Activities	$30,597	$26,643	$61,870	$50,426
Net increase in operating assets	955	314	2,671	2,304
Net decrease/(increase) in operating liabilities	1,722	(3,628)	(492)	(8,992)
Net interest cost	1,628	1,364	3,407	2,398
Write-off of intangible asset	(3,979)		(3,979)
Deferred finance charges	(130)	(101)	(254)	(203)

EBITDA	$30,793	$24,592	$63,223	$45,933
Write-off of intangible asset	3,979	—	3,979	—

Adjusted EBITDA	$34,772	$24,592	$67,202	$45,933
Cash interest income	353	113	593	270
Cash interest paid	(1,883)	(1,131)	(3,692)	(2,401)
Maintenance and replacement capital expenditures	(4,569)	(3,617)	(8,912)	(6,916)

Operating Surplus(1)	$28,673	$19,957	$55,191	$36,886
Cash distribution paid relating to the first quarter	—	—	(23,939)	(18,001)

Cash reserves	(3,844)	(1,707)	(6,423)	(635)

Available cash for distribution	$24,829	$18,250	$24,829	$18,250
          EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes. EBITDA is included because it is used by certain investors to measure a company’s financial performance. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.
          Navios Partners believes EBITDA provides additional information with respect to Navios Partners’ ability to satisfy its obligations including debt service, capital expenditures, working capital requirements and determination of cash distribution. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.
          Adjusted EBITDA
          Adjusted EBITDA represents EBITDA plus the non-cash charge for the write-off of the intangible asset associated with the Navios Apollon charter-out contract.
          Navios Partners believes that Adjusted EBITDA is useful in evaluating Navios Partners’ performance and liquidity position because the calculation of Adjusted EBITDA generally eliminates the accounting effect of one-off items.
          Adjusted EBITDA increased by $10.2 million to $34.8 million for the three month period ended June 30, 2011, as compared to $24.6 million for the same period of 2010. The increase in Adjusted EBITDA was due to a $12.4 million increase in revenue following the acquisitions of the Navios Pollux in May 2010, the Navios Melodia and the Navios Fulvia in November 2010 and the Navios Luz and the Navios Orbiter in May 2011. The above increase was partially offset by a $1.7 million increase in management fees, a $0.3 million increase in time charter expenses and a $0.3 million increase in administrative and other expenses as a result of the increased number of vessels in Navios Partners’ fleet.
          Adjusted EBITDA increased by $21.3 million to $67.2 million for the six month period ended June 30, 2011, as compared to $45.9 million for the same period of 2010. The increase in Adjusted EBITDA was due to a $25.8 million increase in revenue following the acquisitions of the Navios Hyperion and the Navios Sagittarius in January 2010, the Navios Aurora II in March 2010, the Navios Pollux in May 2010, the Navios Melodia and Navios Fulvia in November 2010 and the Navios Luz and the Navios Orbiter in May 2011. The above increase was partially offset by a $3.6 million increase in management fees, a $0.4 million increase in time charter expenses and a $0.4 million increase in administrative and other expenses as a result of the increased number of vessels in Navios Partners’ fleet.

          Operating Surplus
          Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets and are subject to periodic revenue and change by the board of directors of Navios Partners at least once a year , provided that any change must be approved by the conflicts committee of our board of directors.
          Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by US GAAP and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by US GAAP.
Available Cash for Distribution
Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:
•	less the amount of cash reserves established by the board of directors to:
➢	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);

➢	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

➢	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;
•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.
          Available Cash is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available Cash is not required by US GAAP and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by US GAAP.
Borrowings
          Navios Partners’ long-term third party borrowings are reflected in its balance sheet as “Long-term debt”. As of June 30, 2011 and December 31, 2010, long-term debt amounted to $341.9 million and $321.5 million, respectively. The current portion of long-term debt amounted to $31.7 million and $29.2 million as of June 30, 2011 and December 31, 2010, respectively.
Capital Expenditures
          Navios Partners finances its capital expenditures with cash flow from operations, owners’ contribution, equity raising and bank borrowings. Capital expenditures both for the three and six month periods ended June 30, 2011 was $120.0 million whereas for the three and six month periods ended June 30, 2010 was $110.0 million and $285.8 million ,respectively, and related to the acquisition of vessels and intangible assets (see Statements of Cash Flows on page F-4). The reserve for estimated maintenance and replacement capital expenditures for the three and six month periods ended June 30, 2011 was $4.6 million and $8.9 million, respectively. The reserve for estimated maintenance and replacement capital expenditures for the three and six month periods ended June 30, 2010 was $3.6 million and $6.9 million, respectively.
          Maintenance for vessels and expenses related to dry docking are included in the fee Navios Partners pays the Manager under its management agreement. Navios Partners pays the Manager a daily fee of: (a) $4,400 per owned Panamax vessel; (b) $5,500 per owned Capesize vessel; and (c) $4,500 per owned Ultra-Handymax vessel, which is fixed until November 16, 2011, to provide such commercial and technical services to the vessels in its fleet. The fee Navios Partners pays to the Manager includes any costs associated with scheduled dry dockings during the term of the management agreement.

Replacement Reserve
          We estimate that our annual replacement reserve for the year ending December 31, 2011, will be approximately $18.6 million, for replacing our vessels at the end of their useful lives.
          The amount for estimated maintenance and replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications; (ii) a 25-year useful life; and (iii) a relative net investment rate.
          Our Board of Directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. We may elect to finance some or all or our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.
Off-Balance Sheet Arrangements
          Navios Partners has no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Contractual Obligations and Contingencies
     The following table summarizes Navios Partners’ long-term contractual obligations as of June 30, 2011:

	Payments due by period
	Less than			More than
	1 year	1-3 years	3-5 years	5 years	Total
		(In thousands of U.S. dollars)
Loan obligations(1)	$31,700	$68,400	$68,400	$173,400	$341,900
Operating lease obligations(2)	$9,891	$18,965	$3,471	$—	$32,327

Total contractual obligations	$41,591	$87,365	$71,871	$173,400	$374,227

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities which are based on LIBOR plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.65% to 1.95% per annum.

(2)	These amounts reflect future minimum commitments under charter-in contracts, net of commissions. As of June 30, 2011, Navios Partners had entered into charter-in agreements for two of its vessels (the Navios Prosperity and the Navios Aldebaran). The Navios Prosperity is a chartered-in vessel until June 2014 for seven years with options to extend for two one-year periods. Navios Partners has the option to purchase the Navios Prosperity after June 2012 at a purchase price that is initially 3.8 billion Japanese Yen ($46.9 million based on the exchange rate at June 30, 2011), declining pro rata each year by 145 million Japanese Yen ($1.8 million based on the exchange rate at June 30, 2011). The Navios Aldebaran is a chartered-in vessel for seven years until March 2015 with options to extend for two one-year periods. Navios Partners has the option to purchase the Navios Aldebaran after March 2013 at a purchase price that is initially 3.6 billion Japanese Yen ($44.4 million based on the exchange rate at June 30, 2011) declining pro rata each year by 150 million Japanese Yen ($1.9 million based on the exchange rate at June 30, 2011).
Fleet Employment Profile
          The following table reflects certain key indicators indicative of the performance of Navios Partners and its core fleet performance for the three and six month periods ended June 30, 2011 and 2010.

	Three Month	Three Month	Six Month	Six Month
	Period ended	Period ended	Period ended	Period ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Available Days (1)	1,541	1,147	2,981	2,228
Operating Days (2)	1,450	1,142	2,814	2,218
Fleet Utilization (3)	94.1%	99.6%	95.5%	99.6%
Time Charter Equivalent (per day)	$29,640	$28,986	$30,013	$28,130
Vessels operating at period end	18	14	18	14

(1)	Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that Navios Partners’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, dry dockings or special surveys.

(4)	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.
Cash Distribution Policy
     Rationale for Our Cash Distribution Policy
          Our cash distribution policy reflects a basic judgment that our unitholders are better served by distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources or through equity raising, we believe that our investors are best served by our distributing our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).
     Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy
          There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time.
          Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.
     Minimum Quarterly Distribution
          We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.35 per unit, or $1.40 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from Operating Surplus needed to pay the minimum quarterly distribution for four quarters on all units outstanding (excluding subordinated Series A units) and the related distribution on the 2.0% general partner interest is approximately $77.9 million. There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under our existing credit agreements.

          On January 21, 2011, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2010 of $0.43 per unit. The distribution was paid on February 14, 2011 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on February 9, 2011. The aggregate amount of the paid distribution was $21.9 million.
          On April 18, 2011, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2011 of $0.43 per unit. The distribution was paid on May 11, 2011 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on May 5, 2011. The aggregate amount of the paid distribution was $23.9 million.
          On July 25, 2011, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2011 of $0.44 per unit. The distribution is payable on August 11, 2011 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on August 5, 2011. The aggregate amount of the declared distribution is anticipated to be $24.8 million.
     Subordination period
          During the subordination period, the common units have the right to receive distributions of available cash from Operating Surplus in an amount equal to the minimum quarterly distribution of $0.35 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from Operating Surplus may be made on the subordinated units (other than the subordinated Series A units). Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.
Incentive Distribution Rights
          Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from Operating Surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to December 31, 2017.
     The following table illustrates the percentage allocations of the additional available cash from Operating Surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from Operating Surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from Operating Surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

		Marginal Percentage Interest in Distributions
		Common and
	Total Quarterly Distribution	Subordinated
	Target Amount	Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%
Related Party Transactions
          Management fees: Pursuant to the management agreement dated November 16, 2007, which was revised in October 2009, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4,500 daily rate per Ultra-Handymax vessel; (b) $4,400 daily rate per Panamax vessel; and (c) $5,500 daily rate per Capesize vessel for the two-year period ending November 16, 2011.

          This daily fee covers all of the vessels’ operating expenses, including the cost of dry dock and special surveys. The initial term of the agreement is until November 16, 2012. Total management fees for the three and six month period ended June 30, 2011 amounted to $6.5 million and $12.5 million, respectively. Total management fees for the three and six month period ended June 30, 2010 amounted to $4.8 million and $8.9 million, respectively.
          General and administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.
          Total general and administrative expenses charged by Navios Holdings for the three and six month periods ended June 30, 2011 amounted to $0.8 million and $1.6 million, respectively. Total general and administrative expenses charged by Navios Holdings for the three and six month periods ended June 30, 2010 amounted to $0.7 million and $1.3 million, respectively.
          Balance due to related parties: Included in the current liabilities as of June 30, 2011 was an amount of $6.3 million, which represented the current account payable to Navios Holdings and its subsidiaries. The balance consisted mainly of the management fees outstanding which amounted to $6.5 million and administrative service fees which amounted to $0.8 million and an amount due from the Manager which amounted to $1.0 million. Amounts due to related parties as of December 31, 2010 was $2.6 million.
          Vessel Acquisitions: On January 8, 2010, Navios Partners acquired from Navios Holdings the Navios Hyperion for a purchase price of $63.0 million paid in cash. Favorable lease terms recognized through this transaction amounted to $30.7 million and were related to the acquisition of the rights on the time charter out contract of the vessel.
          On March 18, 2010, Navios Partners acquired from Navios Holdings the Navios Aurora II for a purchase price of $110.0 million. Favorable lease terms recognized through this transaction amounted to $42.5 million and were related to the acquisition of the rights on the time charter out contract of the vessel. The purchase price of the vessel consisted of 1,174,219 common units of Navios Partners issued to Navios Holdings and cash of $90.0 million. The common units were issued at $17.0326 per common unit, which reflects the NYSE’s volume weighted average price of the common units for the five business day period immediately prior to the acquisition of the vessel.
          On May 21, 2010, Navios Partners purchased from Navios Holdings the Navios Pollux for a purchase price of $110.0 million, paid in cash. Favorable lease terms recognized through this transaction amounted to $38.0 million and were related to the acquisition of the rights on the time charter out contract of the vessel.
          On November 15, 2010, Navios Partners acquired from Navios Holdings the Navios Melodia, for a purchase price of $78.8 million, and the Navios Fulvia, for a purchase price of $98.2 million. Favorable lease terms recognized through this transaction amounted to $13.8 million for the Navios Melodia and $31.2 million for Navios Fulvia and were related to the acquisition of the rights on the time charter-out contracts of the vessels. The purchase price for the two vessels consisted of the issuance of 788,370 common units to Navios Holdings and cash of $162.0 million. The number of common units issued was calculated based on a price of $19.0266 per common unit, which was the NYSE volume weighted average trading price of the common units for the ten business day period immediately prior to the acquisition of the vessel.
          On May 19, 2011, Navios Partners acquired from Navios Holdings the Navios Luz, for a purchase price of $78.0 million, and the Navios Orbiter, for a purchase price of $52.0 million. Favorable lease terms recognized through this transaction amounted to $22.9 million for the Navios Luz and $20.9 million for the Navios Orbiter and were related to the acquisition of the rights on the time charter-out contracts of the vessels. The purchase price for the two vessels consisted of the issuance of 507,916 common units to Navios Holdings and $120.0 million cash. The number of common units issued was calculated based on a price of $19.6883 per common unit, which was the NYSE volume weighted average trading price of the common units for the ten business day period immediately prior to the acquisition of the vessel. For accounting purposes, the transaction was valued based on the closing price of the day of the transaction, which was $19.61.
     Quantitative and Qualitative Disclosures about Market Risks
     Foreign Exchange Risk
          Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.
     Interest Rate Risk
          Borrowings under our credit facilities bear interest at rate based on a premium over U.S.$ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the six month period ended June 30, 2011, we paid interest on our outstanding debt at a weighted average interest rate of 2.33%. A 1% increase in LIBOR would have increased our interest expense for the six month period ended June 30, 2011 by $1.4 million. For the six month period ended June 30, 2010, we paid interest on our outstanding debt at a weighted average interest rate of 2.19%. A 1% increase in LIBOR would have increased our interest expense for the six month period ended June 30, 2010 by $1.1 million.
     Concentration of Credit Risk
          Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the six month period ended June 30, 2011, we had 14 charter counterparties, the most significant of which were Cosco Bulk Carrier, Mitsui O.S.K. Lines Ltd, Samsun Logix, STX Panocean and Sanko Steamship Co., that accounted for approximately 20.2%, 19.8%, 11.9%, 8.7% and 7.3%, respectively, of our total revenues. For the fiscal year ended December 31, 2010, we had 12 charter counterparties, the most significant of which were Mitsui O.S.K. Lines, Ltd., Cargill International S.A., Cosco Bulk Carrier Co., Ltd., Samsun Logix, Sanko Steamship Co. Ltd. and Constellation Energy, which accounted for approximately 27.7%, 11.8%, 11.2%, 8.5%, 8.3% and 6.8%, respectively, of our total revenues. Although we do not obtain rights to collateral, we maintain counterparty insurance which we re-assess on a quarterly basis to help reduce our credit risk.
          It is our policy not to trade any other financial instruments that would potentially expose us to significant concentrations of credit risk.
     Inflation
          Inflation has had a minimal impact on vessel operating expenses, dry docking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.
Recent Accounting Pronouncements
     Fair Value Disclosures
          In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Partners adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which was effective for Navios Partners beginning in the first quarter of fiscal 2011. The adoption of the new standards did not have a significant impact on Navios Partners’ consolidated financial statements.
Presentation of Comprehensive Income
          In June 2011, the FASB issued an update in the presentation of comprehensive income. According to the update an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The amendments in this Update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The adoption of the new amendments is not expected to have a significant impact on Navios Partners’ consolidated financial statements.
     Critical Accounting Policies
          Our financial statements have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.
     Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. For a description of all of our significant accounting policies, see Note 2 to the Notes to the consolidated financial statements included in Navios Partners’ 2010 Annual Report on Form 20-F filed with the Securities and Exchange Commission.
Impairment of Long Lived Assets
          Vessels, other fixed assets and other long lived assets held and used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for the “impairment or disposal of long-lived assets”, Navios Partners’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. Undiscounted projected net operating cash flows are determined for each vessel and compared to the vessel carrying value. In the event that impairment occurred, the fair value of the related asset is determined and a charge is recorded to operations calculated by comparing the asset’s carrying value to its fair value. Fair value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.
          For the six months ended June 30, 2011, management of Navios Partners, after considering various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook, has no reason to suspect that a long-lived asset may not be recoverable and therefore did not test for impairment of its long-lived assets.
          Although management believes the underlying indicators supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn vary significantly from our forecasts, management may be required to perform impairment analysis in the future that could expose Navios Partners to material impairment charges in the future.
Vessels
          Vessels are stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Vessels acquired in an asset acquisition are recorded at cost to acquire, and vessels acquired in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.
          Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our dry bulk vessels based on a scrap value of $285 per lightweight ton, as we believe these levels are common in the shipping industry. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.
Intangible assets
          Navios Partners’ intangible assets and liabilities consist of favorable lease terms and unfavorable lease terms. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires the Company to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of its vessels and its weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on Navios Partners’ financial position and results of operations.
          The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the depreciation and amortization line item. The amortizable value of favorable leases would be considered impaired if their fair market values could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel. If the purchase option is exercised the portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. As of June 30, 2011, there was no impairment of intangible assets.

Deferred Dry Dock and Special Survey Costs
          Our vessels are subject to regularly scheduled dry docking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. Under the terms of our management agreement with the Manager, the costs of dry docking and special surveys are included in the daily management fee of $4,500 per owned Ultra-Handymax vessel, $4,400 per owned Panamax vessel and $5,500 per owned Capesize vessel and are therefore expensed as incurred. The management fees are fixed until November 2011. From November 2011 to November 2012, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.
Revenue Recognition
          Revenue is recorded when services are rendered, we have a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. We generate revenue from time charter of vessels.
          Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.
          Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income over an agreed amount and accounted for on an accrual basis based on provisional amounts.
          Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter rate. Since address commissions represent a discount (sales incentive) on services rendered by Navios Partners and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Index

Page
NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2011 (UNAUDITED) AND DECEMBER 31, 2010	F-2

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2011 AND 2010	F-3

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2011 AND 2010	F-4

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ NET PARTNERS’ CAPITAL AND COMPREHENSIVE INCOME FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2011 AND 2010	F-5

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	F-6

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars except unit amounts)

		June 30,	December 31,
	Notes	2011	2010
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents	3	$52,992	$51,278
Restricted cash		3,467	824
Accounts receivable, net		3,932	936
Prepaid expenses and other current assets		2,285	2,574

Total current assets		62,676	55,612

Vessels, net	4	683,552	612,358
Deferred financing costs, net		2,742	2,582
Other long term assets		170	242
Intangible assets	5	194,543	170,091

Total non-current assets		881,007	785,273

Total assets		$943,683	$840,885

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$1,680	$1,076
Accrued expenses		2,384	1,941
Deferred voyage revenue	6	9,699	10,575
Current portion of long-term debt	7	31,700	29,200
Amounts due to related parties		6,335	2,633

Total current liabilities		51,798	45,425

Long-term debt	7	310,200	292,300
Unfavorable lease terms	5	—	665
Deferred voyage revenue	6	7,611	10,992

Total non-current liabilities		317,811	303,957

Total liabilities		369,609	349,382

Commitments and contingencies	12	—	—
Partners’ capital:
Common Unitholders (46,887,320 and 41,779,404 units issued and outstanding at June 30, 2011 and December 31, 2010, respectively)	14	738,169	651,965

Subordinated Unitholders (7,621,843 units issued and outstanding at June 30, 2011 and December 31, 2010)	14	(173,139)	(168,229)

General Partner (1,132,843 and 1,028,599 units issued and outstanding at June 30, 2011 and December 31, 2010,respectively)	14	2,962	1,685

Subordinated Series A Unitholders (1,000,000 units issued and outstanding at June 30, 2011 and December 31, 2010)	14	6,082	6,082

Total partners’ capital		574,074	491,503

Total liabilities and partners’ capital		$943,683	$840,885

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. dollars except unit prices and amounts)

		Three Month	Three Month	Six Month	Six Month
		Period ended	Period ended	Period ended	Period ended
		June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
		($ ‘000)	($ ‘000)	($ ‘000)	($ ‘000)
	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time charter revenues	10	$45,675	$33,255	$88,479	$62,668
Time charter expenses		(3,241)	(2,903)	(6,192)	(5,822)
Direct vessel expenses		(17)	(25)	(35)	(57)
Management fees	13	(6,466)	(4,836)	(12,514)	(8,894)
General and administrative expenses	13	(1,209)	(928)	(2,392)	(2,007)
Depreciation and amortization	4,5	(15,637)	(10,019)	(29,670)	(17,709)
Write-off of intangible asset		(3,979)	—	(3,979)	—
Interest expense and finance cost, net	7	(2,009)	(1,513)	(4,038)	(2,704)
Interest income		381	149	631	306
Other income		21	14	33	58
Other expense		(8)	(10)	(212)	(70)
Net income		$13,511	$13,184	$30,111	$25,769
Earnings per unit (see note 14):

	Three Month	Three Month	Six Month	Six Month
	Period ended	Period ended	Period ended	Period ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	$13,511	$13,184	$30,111	$25,769
Earnings per unit (see note 14):
Common unit (basic and diluted)	$0.29	$0.37	$0.63	$0.75
Subordinated unit (basic and diluted)	$—	$0.10	$0.22	$0.37
General partner unit (basic and diluted)	$0.24	$0.31	$0.56	$0.66
Subordinated Series A unit (basic and diluted)	$—	$—	$—	$—
See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

		Six Month	Six Month
		Period Ended	Period Ended
		June 30,	June 30,
		2011	2010
	Note	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net income		$30,111	$25,769

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,5	29,670	17,709
Write-off of intangible asset		3,979	—
Amortization of deferred financing cost		254	203
Amortization of deferred dry dock costs		35	57

Changes in operating assets and liabilities:
Increase in restricted cash		(1)	(1)
Increase in accounts receivable		(2,996)	(600)
Decrease/(increase) in prepaid expenses and other current assets		289	(1,510)

Decrease/(increase) in other long term assets		37	(193)

Increase in accounts payable		604	130
Increase in accrued expenses		443	1,967
Decrease in deferred voyage revenue		(4,257)	(3,111)

Increase in amounts due to related parties		3,702	10,006
Net cash provided by operating activities		61,870	50,426

INVESTING ACTIVITIES:
Acquisition of vessels	4	(76,220)	(174,592)
Acquisition of intangibles	5	(43,780)	(111,165)
Net cash used in investing activities		(120,000)	(285,757)

FINANCING ACTIVITIES:
Cash distributions paid	14	(45,840)	(33,088)
Net proceeds from issuance of general partner units	9	2,052	3,566
Proceeds from issuance of common units, net of offering costs	9	86,288	147,460
Proceeds from long term debt	7	35,000	89,000
(Increase)/decrease in restricted cash	7	(2,642)	12,500

Repayment of long-term debt and payment of principal	7	(14,600)	(12,500)
Debt issuance costs		(414)	(1,025)
Net cash provided by financing activities		59,844	205,913
Increase/(decrease) in cash and cash equivalents		1,714	(29,418)
Cash and cash equivalents, beginning of period		51,278	77,878
Cash and cash equivalents, end of period		$52,992	$48,460
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$3,692	$2,401
Issuance of common units to Navios Holdings related to the acquisition of Navios Luz and Navios Orbiter in May 2011		$9,960	$—
Issuance of common units to Navios Holdings related to the acquisition of Navios Aurora II in March 2010		$—	$20,325
See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ NET
PARTNERS’ CAPITAL AND COMPREHENSIVE INCOME
(Expressed in thousands of U.S. dollars except unit amounts)

			Limited Partners
			Common		Subordinated		Subordinated Series A		Total Partners’	Comprehensive
	General Partner		Unitholders		Unitholders		Unitholders		Capital	Income
	Units		Units		Units		Units
Balance December 31, 2009	671,708	$(3,835)	24,291,815	$369,747	7,621,843	$(164,004)	1,000,000	$6,082	$207,990	—
Cash distribution paid	—	(803)	—	(25,997)	—	(6,288)	—	—	(33,088)	—
Issuance of common units to Navios Holdings in relation to acquisition of Navios Aurora II (see note 9)	—	—	1,174,219	20,325	—	—	—	—	20,325	—

Proceeds from issuance of common units, net of offering costs (see note 9)	—	—	9,200,000	147,460	—	—	—	—	147,460	—

Proceeds from issuance of general partners units (see note 9)	211,720	3,566	—	—	—	—	—	—	3,566	—
Net income	—	515	—	22,455	—	2,799	—	—	25,769	25,769

Balance June 30, 2010 (unaudited)	883,428	$(557)	34,666,034	$533,990	7,621,843	$(167,493)	1,000,000	$6,082	$372,022	$25,769

Balance December 31, 2010	1,028,599	$1,685	41,779,404	$651,965	7,621,843	$(168,229)	1,000,000	$6,082	$491,503	—
Cash distribution paid	—	(1,377)	—	(37,908)	—	(6,555)	—	—	(45,840)	—

Issuance of common units to Navios Holdings in relation to acquisition of Navios Luz and Navios Orbiter	—	—	507,916	9,960	—	—	—	—	9,960	—

Proceeds from issuance of common units, net of offering costs (see note 9)	—	—	4,600,000	86,288	—	—	—	—	86,288	—

Proceeds from issuance of general partners units (see note 9)	104,244	2,052	—	—	—	—	—	—	2,052	—
Net income	—	602	—	27,864	—	1,645	—	—	30,111	30,111

Balance June 30, 2011 (unaudited)	1,132,843	$2,962	46,887,320	$738,169	7,621,843	$(173,139)	1,000,000	$6,082	$574,074	$30,111

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
NOTE 1—DESCRIPTION OF BUSINESS
     Navios Maritime Partners L.P. (“Navios Partners”), is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands by Navios Maritime Holdings Inc. (“Navios Holdings”), a vertically integrated seaborne shipping and logistics company with over 55 years of operating history in the drybulk shipping industry. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest in Navios Partners.
     Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by the Navios ShipManagement Inc., a subsidiary of Navios Holdings (the “Manager”) from its head offices in Piraeus, Greece.
Pursuant to the initial public offering (“IPO”) on November 16, 2007, Navios Partners entered into the following agreements:
     (a) a management agreement with the Manager pursuant to which the Manager provides Navios Partners commercial and technical management services;
     (b) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and
     (c) an omnibus agreement with Navios Holdings (“Omnibus Agreement”), governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.
     As of June 30, 2011, there were outstanding: 46,887,320 common units, 7,621,843 subordinated units, 1,000,000 subordinated Series A units and 1,132,843 general partnership units. Navios Holdings owns a 27.1% interest in Navios Partners, which includes the 2% general partner interest.
NOTE 2— BASIS OF PRESENTATION
     The accompanying interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).
The accompanying consolidated financial statements include the following entities and chartered-in vessels:

		Country of	Statement of income
Company name	Vessel name	incorporation	2011	2010
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/1 — 6/30	1/1 — 6/30

Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is	1/1 — 6/30	1/1 — 6/30
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Sagittarius Shipping Corporation (*)	Navios Sagittarius	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/1 — 6/30	1/8 — 6/30

NAVIOS MARITIME PARTNERS L.P.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)

		Country of	Statement of income
Company name	Vessel name	incorporation	2011	2010
Chilali Corp.	Navios Aurora II	Marshall Is.	1/1 — 6/30	3/18 — 6/30
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/1 — 6/30	5/21 — 6/30
Pandora Marine Inc.	Navios Melodia	Marshall Is	1/1 — 6/30	—
Customized Development S.A.	Navios Fulvia	Liberia	1/1 — 6/30	—
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is	5/19 — 6/30	—
Kohylia Shipmanagement S.A	Navios Luz	Marshall Is	5/19 — 6/30	—
Chartered-in vessel
Prosperity Shipping Corporation (**)	Navios Prosperity	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Aldebaran Shipping Corporation (**)	Navios Aldebaran	Marshall Is.	1/1 — 6/30	1/1 — 6/30
JTC Shipping and Trading Ltd (**)	Operating Co.	Malta	1/1 — 6/30	3/18 — 6/30
Navios Maritime Partners L.P	N/A	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Navios Maritime Operating LLC	N/A	Marshall Is.	1/1 — 6/30	1/1 — 6/30

(*)	Sagittarius Shipping Corporation took ownership of the vessel Navios Sagittarius on January 12, 2010. Prior to this date, it was a chartered-in vessel.

(**)	Not a vessel-owning subsidiary and only holds right to a charter-in contract.
     The accompanying interim condensed consolidated financial statements of Navios Partners are unaudited, but, in the opinion of management, contain all adjustments necessary to present fairly, in all material respects, Navios Partners’ condensed consolidated financial position as of June 30, 2011 and December 31, 2010 and the condensed consolidated results of operations for the three and six months ended June 30, 2011 and 2010. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under US GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2010.
NOTE 3 —CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consist of the following:

	June 30,	December 31,
	2011	2010
Cash on hand and at banks	$26,901	$33,259
Short term deposits and highly liquid funds	26,091	18,019

Total cash and cash equivalents	$52,992	$51,278

     Short term deposits and highly liquid funds relate to time deposit accounts held in bank for general financing purposes. As of June 30, 2011, Navios Partners had time deposits of $24,000 with a maximum duration of one month.

NAVIOS MARITIME PARTNERS L.P.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
NOTE 4 — VESSELS, NET

		Accumulated	Net Book
	Cost	Depreciation	Value
Vessels
Balance December 31, 2009	$342,578	$(42,883)	$299,695
Additions	336,147	(23,484)	312,663

Balance December 31, 2010	$678,725	$(66,367)	$612,358
Additions	86,180	$(14,986)	$71,194

Balance June 30, 2011	$764,905	$(81,353)	$683,552

     For each of the vessels purchased from Navios Holdings described below, the vessel acquisition was effected through the acquisition of all of the capital stock of the vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels, including the vessel and a charter-out contract. Management accounted for each acquisition as an asset acquisition. At the transaction date, the purchase price approximated the fair value of the assets acquired, which was determined based on a combination of methodologies including discounted cash flow analyses and independent valuation analyses. The consideration paid, for each of these transactions, was allocated between the intangible assets (favorable lease term) and the vessel value.
     On January 8, 2010, Navios Partners purchased from Navios Holdings, the vessel Navios Hyperion for a purchase price of $63,000 paid in cash. Favorable lease terms recognized through this transaction amounted to $30,662 and were related to the acquisition of the rights on the time charter-out contract of the vessel (see note 5) and the amount of $32,338 was classified under vessels, net.
     On January 12, 2010, Sagittarius Shipping Corporation, a wholly owned subsidiary of Navios Partners (see note 2), purchased the vessel Navios Sagittarius for a cash payment of $25,300 (including capitalized expenses of $255). In December 2009, Navios Partners exercised its option to purchase the vessel and paid $2,500 in advance. The remaining carrying amounts of the favorable lease and the favorable purchase option of the vessel amounting to $6,760 were transferred to vessel cost (see note 5).
     On March 18, 2010, Navios Partners purchased from Navios Holdings, the vessel Navios Aurora II for a purchase price of $110,000, consisting of $90,000 cash and the issuance of 1,174,219 common units to Navios Holdings. The number of the common units issued was calculated based on a price of $17.0326 per common unit, which was the NYSE volume weighted average trading price of the common units for the five business days immediately prior to the acquisition. The common units were valued based on the opening price on the day of the transaction. Favorable lease terms recognized through this transaction amounted to $42,524 and were related to the acquisition of the rights on the time charter out contract of the vessel (see note 5) and the amount of $67,802 was classified under vessels, net.
     On May 21, 2010, Navios Partners purchased from Navios Holdings, the vessel Navios Pollux for a purchase price of $110,000, paid in cash. Favorable lease terms recognized through this transaction amounted to $37,979 and were related to the acquisition of the rights on the time charter out contract of the vessel (see note 5) and the amount of $72,021 was classified under vessels, net.
     On November 15, 2010, Navios Partners acquired from Navios Holdings the Navios Melodia for a purchase price of $78,800 and the Navios Fulvia for a purchase price of $98,200. The purchase price consisted of 788,370 common units issued to Navios Holdings and $162,000 cash. The number of common units issued was calculated based on a price of $19.0266 per common unit, which was the NYSE volume weighted average trading price of the common units for the ten business days immediately prior to the acquisition. The common units were valued based on the opening price on the day of the transaction. Favorable lease terms recognized through this transaction amounted to $13,802 for the Navios Melodia and $31,199 for the Navios Fulvia and were related to the acquisition of the rights on the time charter out contract of the vessels (see note 5). The amounts of $64,985 for the Navios Melodia and the amount of $66,985 for the Navios Fulvia were classified under vessels, net.
     On May 19, 2011, Navios Partners acquired from Navios Holdings the Navios Luz for a purchase price of $78,000 and the Navios Orbiter for a purchase price of $52,000. The purchase price consisted of 507,916 common units issued to Navios Holdings and

NAVIOS MARITIME PARTNERS L.P.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
$120,000 cash. The number of common units issued was calculated based on a price of $19.6883 per common unit, which was the NYSE volume weighted average trading price of the common units for the ten business days immediately prior to the acquisition. For accounting purposes, the common units were valued based on the closing price on the day of the transaction, which was $19.61. Favorable lease terms recognized through this transaction amounted to $22,879 for the Navios Luz and $20,901 for the Navios Orbiter and were related to the acquisition of the rights on the time charter out contract of the vessels (see note 5). The amounts of $55,097 for the Navios Luz and the amount of $31,083 for the Navios Orbiter were classified under vessels, net.
NOTE 5 — INTANGIBLE ASSETS
     Intangible assets as of June 30, 2011 and December 31, 2010 consist of the following:

			Write-off	Net Book Value
		Accumulated	of intangible	June 30,
	Cost	Amortization	asset	2011
Unfavorable lease terms	$(8,486)	$8,486	$—	$—
Favorable lease terms charter out	235,654	(37,132)	(3,979)	194,543

Total	$227,168	$(28,646)	$(3,979)	$194,543

			Transfer to	Net Book Value
		Accumulated	vessel	December 31,
	Cost	Amortization	cost	2010
Unfavorable lease terms	$(8,486)	$7,821	$—	$(665)
Favorable lease terms charter-out	191,874	(21,783)	—	170,091
Favorable lease terms charter-in	3,543	(450)	(3,093)	—
Favorable vessel purchase option	3,667	—	(3,667)	—

Total	$190,598	$(14,412)	$(6,760)	$169,426

     Amortization expense/(income) of unfavorable and favorable lease terms for the three and six month periods ended June 30, 2011 and 2010 is presented in the following table:

	Three Month Period Ended		Six Month Period Ended
	June	June	June	June
	30, 2011	30, 2010	30, 2011	30, 2010
Unfavorable lease terms	$167	$499	$665	$998
Favorable lease terms charter-out	(8,105)	(4,776)	(15,349)	(8,032)
Favorable lease terms charter-in	—	—	—	(2)

Total	$(7,938)	$(4,277)	$(14,684)	(7,036)

     The aggregate amortizations of the intangibles will be as follows:

	Within
	One	Year	Year	Year	Year
Description	Year	Two	Three	Four	Five	Thereafter	Total
Favorable lease terms	$35,921	$35,921	$32,341	$21,393	$16,606	$52,361	$194,543

	$35,921	$35,921	$32,341	$21,393	$16,606	$52,361	$194,543

NAVIOS MARITIME PARTNERS L.P.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
     On January 8, 2010, Navios Partners purchased from Navios Holdings, the Navios Hyperion, a 2004 built Panamax vessel. Favorable lease terms recognized through this transaction amounted to $30,662 and were related to the acquisition of the rights on the time charter-out contract of the vessel (see note 4).
     On March 18, 2010, Navios Partners purchased from Navios Holdings, the Navios Aurora II, a 2009 built Capesize vessel. Favorable lease terms recognized through this transaction amounted to $42,524 and were related to the acquisition of the rights on the time charter-out contract of the vessel (see note 4).
     On May 21, 2010, Navios Partners purchased from Navios Holdings, the Navios Pollux, a 2009 built Capesize vessel. Favorable lease terms recognized through this transaction amounted to $37,979 and were related to the acquisition of the rights on the time charter-out contract of the vessel (see note 4).
     On November 15, 2010, Navios Partners purchased from Navios Holdings, the Navios Melodia and the Navios Fulvia, two 2010 built Capesize vessels. Favorable lease terms recognized through this transaction amounted to $13,802 for Navios Melodia and $31,199 for Navios Fulvia and were related to the acquisition of the rights on the time charter-out contracts of the vessels (see note 4).
     On May 19, 2011, Navios Partners purchased from Navios Holdings, the Navios Luz, a 2010 built Capesize vessel and the Navios Orbiter, a 2004 built Panamax vessel. Favorable lease terms recognized through this transaction amounted to $22,879 for the Navios Luz and $20,901 for the Navios Orbiter and were related to the acquisition of the rights on the time charter-out contracts of the vessels (see note 4).
     In connection with Navios Apollon off hire due to the engine breakdown, the charter-out contract was terminated. The net book value of the favorable lease term that was recognized in relation to the acquisition of the rights of the time charter-out contract of the vessel amounting $3,979 was written off in the statement of income.
     Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 7.7 years for favorable lease terms charter out.
NOTE 6 — DEFERRED VOYAGE REVENUE
     Deferred voyage revenue primarily reflects charter-out amounts collected on voyages that have not yet been completed. In addition, in January 2009, Navios Partners and its counterparty to the Navios Hope charter party mutually agreed for a lump sum amount of approximately $30,443, of which Navios Partners received net of expenses in the amount of $29,589 in February 2009. Under a new charter agreement, the balance of the aggregate value of the original contract is allocated to the period until its original expiration. The amount of $30,443 has been recognized as deferred revenue and amortized over the life of the vessel’s contract in August 2013. As of June 30, 2011 and December 31, 2010, the deferred voyage revenue of $17,310 and $21,567, respectively, included the unamortized amount of the lump sum amount related to Navios Hope of $14,373 and $17,754, respectively. As of June 30, 2011, the current and long-term portion of the lump sum amount was $6,762 and $7,611, respectively.
NOTE 7 — BORROWINGS
     Borrowings as of June 30, 2011 and December 31, 2010 consisted of the following:

	June 30,	December 31,
	2011	2010
Credit facility	$341,900	$321,500
Less current portion	(31,700)	(29,200)

Total long-term borrowings	$310,200	$292,300

     On January 11, 2010, Navios Partners amended its credit facility with Commerzbank AG and DVB Bank AG, (“Credit Facility”) and borrowed an additional amount of $24,000 to finance the acquisitions of the Navios Apollon, the Navios Sagittarius and the Navios Hyperion. The amended facility agreement provided for (a) the prepayment of $12,500 held in a pledged account, that took place on January 11, 2010; and (b) amendments to certain financial covenants.
     On March 30, 2010 and June 1, 2010, Navios Partners borrowed additional amounts of $30,000 and $35,000 under new tranches to its Credit Facility to partially finance the acquisitions of the Navios Aurora II and the Navios Pollux, respectively.
     On December 15, 2010, Navios Partners borrowed an additional amount of $50,000 under a new tranche to its Credit Facility to partially finance the acquisitions of the Navios Melodia and the Navios Fulvia. This amendment provides for, among other things, a

NAVIOS MARITIME PARTNERS L.P.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
new margin from 1.65% to 1.95% depending on the loan to value ratio and a repayment schedule that began in February 2011.
     On May 27, 2011, Navios Partners entered into a new credit facility with Commerzbank AG and DVB Bank SE (the “New Credit Facility”) and borrowed an amount of $35,000 to finance the acquisitions of the Navios Luz and the Navios Orbiter. The facility has a maturity of seven years and is repayable in 28 quarterly installments of $625 each with a final balloon payment of $17,500 to be repaid on the last repayment date. It bears interest at a rate of LIBOR plus 270 bps. The loan also requires compliance with certain financial covenants.
     As of June 30, 2011, the total borrowings under the credit facilities were $341,900. As of June 30, 2011, Navios Partners was in compliance with the financial covenants of its credit facilities.
     The maturity table below reflects the principal payments due under the credit facilities based on Navios Partners’ $341,900 outstanding balance as of June 30, 2011.

Year	Amount
2012	31,700
2013	36,700
2014	31,700
2015	36,700
2016	31,700
2017 and thereafter	173,400

$341,900

NOTE 8— FAIR VALUE OF FINANCIAL INSTRUMENTS
     The carrying value amounts of many of Navios Partners’ financial instruments, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable and amounts due to related parties approximate their fair value due primarily to the short-term maturity of the related instruments.
     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
     Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.
     Borrowings: The carrying amount of the floating rate loans approximates its fair value.
     The estimated fair values of the Navios Partners’ financial instruments are as follows:

	June 30, 2011
	Book Value	Fair Value
Cash and cash equivalent	$52,992	$52,992
Restricted cash	$3,467	$3,467
Accounts receivable, net	$3,932	$3,932
Accounts payable	$1,680	$1,680
Amounts due to related parties	$6,335	$6,335
Long-term debt	$341,900	$341,900
NOTE 9— ISSUANCE OF UNITS
     On February 8, 2010, Navios Partners completed its public offering of 3,500,000 common units at $15.51 per unit and raised gross proceeds of $54,285 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $161, were $51,842. Pursuant to this offering, Navios Partners issued 71,429 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1,108. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the

NAVIOS MARITIME PARTNERS L.P.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
offering of 3,500,000 common units and issued 525,000 additional common units at the public offering price less the underwriting discount, raising gross proceeds of $8,143 and net proceeds of approximately $7,776. As a result of the exercise of the overallotment option, Navios Partners issued 10,714 additional general partnership units to the General Partner and the net proceeds from the issuance of the general partnership units were $166.
     On March 18, 2010, Navios Partners acquired from Navios Holdings the vessel Navios Aurora II for a purchase price of $110,000. The purchase price of the vessel consisted of 1,174,219 common units of Navios Partners issued to Navios Holdings and $90,000 cash. The common units were issued at $17.0326 per common unit, which reflects the NYSE’s volume weighted average price of the common units for the five-business day period prior to the acquisition of the vessel. The common units were valued based on the opening price on the day of the transaction. Navios Partners issued 23,964 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $408 (see note 4).
     On May 5, 2010, Navios Partners completed its public offering of 4,500,000 common units at $17.84 per unit and raised gross proceeds of approximately $80,280 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $164, were approximately $76,667. Pursuant to this offering, Navios Partners issued 91,837 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1,638. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 4,500,000 common units and issued 675,000 additional common units at the public offering price less the underwriting discount, raising gross proceeds of $12,042 and net proceeds of approximately $11,500. As a result of the exercise of the overallotment option, Navios Partners issued 13,776 additional general partnership units to the General Partner and the net proceeds from the issuance of the general partnership units were $246.
     On October 14, 2010, Navios Partners completed its public offering of 5,500,000 common units at $17.65 per unit and raised gross proceeds of approximately $97,075 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $202 were approximately $92,707. Pursuant to this offering, Navios Partners issued 112,245 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1,981. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering and issued 825,000 additional common units at the public offering price less the underwriting discount, raising gross proceeds of $14,561 and net proceeds, including the underwriting discount, of approximately $13,906. As a result of the exercise of the overallotment option, Navios Partners issued 16,837 additional general partnership units to the General Partner and the net proceeds from the issuance of the general partnership units were $297.
     On November 15, 2010, Navios Partners acquired from Navios Holdings the vessels Navios Melodia for a purchase price of $78,800 and Navios Fulvia for a purchase price of $98,200. The purchase price consisted of 788,370 common units of Navios Partners issued to Navios Holdings and $162,000 cash. The number of the common units issued was calculated based on a price of $19.0266 per common unit, which was the NYSE volume weighted average trading price of the common units for the ten business days immediately prior to the acquisition. The common units were valued based on the opening price on the day of the transaction. Navios Partners issued 16,089 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $306 (see note 4).
     On April 13, 2011, Navios Partners completed its public offering of 4,000,000 common units at $19.68 per unit and raised gross proceeds of approximately $78,720 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $161 were approximately $75,178. Pursuant to this offering, Navios Partners issued 81,633 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1,607. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering and issued 600,000 additional common units at the public offering price less the underwriting discount,, raising gross proceeds of $11,808 and net proceeds, including the underwriting discount, of approximately $11,277. As a result of the exercise of the overallotment option, Navios Partners issued 12,245 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $241.
     On May 19, 2011, Navios Partners acquired from Navios Holdings the vessels Navios Luz for a purchase price of $78,000 and Navios Orbiter for a purchase price of $52,000. The purchase price consisted of 507,916 common units of Navios Partners issued to Navios Holdings and $120,000 cash. The number of the common units issued was calculated based on a price of $19.6883 per common unit, which was the NYSE volume weighted average trading price of the common units for the ten business days immediately prior to the acquisition. For accounting purposes, the common units were valued based on the closing price on the day of the transaction, which was $19.61. Navios Partners issued 10,366 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $204 (see note 4).

NAVIOS MARITIME PARTNERS L.P.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
NOTE 10— SEGMENT INFORMATION
     Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.
     The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Dry bulk vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.
Revenue by Geographic Region

	Three Month	Three Month	Six Month	Six Month
	Period ended	Period ended	Period ended	Period ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Europe	$5,601	$6,095	$11,651	$12,428
Asia	35,650	22,816	68,463	41,494
Australia	2,003	1,922	3,554	3,929
North America	2,421	2,422	4,811	4,817

Total	$45,675	$33,255	$88,479	$62,668

     Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.
NOTE 11 — INCOME TAXES
     Marshall Islands, Malta, Liberia and Panama do not impose a tax on international shipping income. Under the laws of Marshall Islands, Malta, Liberia and Panama, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been included in management fees in the accompanying consolidated statements of income.
     Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. The management of Navios Partners believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test is satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.
NOTE 12 —COMMITMENTS AND CONTINGENCIES
     Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared.
     In the opinion of management, the ultimate disposition of these matters will not adversely affect Navios Partners’ financial position, results of operations or liquidity.
     In January 2011, Korea Line Corporation (“KLC”) who are the charterers of the Navios Melodia filed for receivership.

NAVIOS MARITIME PARTNERS L.P.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
The charter contract was affirmed and will be performed by KLC on its original terms, provided that during an interim suspension period the sub-charterer will pay Navios Partners directly.
     The Navios Apollon suffered an engine breakdown on her way to Tonda, Japan for discharging operations, is currently undergoing repairs and is expected to be operational in September 2011. As a result the original charter was terminated.
     The future minimum commitments by period as of June 30, 2011, of Navios Partners under its charter-in contracts, net of commissions, were as follows:

Amount
2012	9,891
2013	9,864
2014	9,101
2015	3,471
2016	—

$32,327

NOTE 13 —TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES
     Management fees: Pursuant to the management agreement dated November 16, 2007, which was revised in October 2009, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.5 daily rate per Ultra-Handymax vessel, (b) $4.4 daily rate per Panamax vessel and (c) $5.5 daily rate per Capesize vessel for the two-year period ending November 16, 2011.
     This daily fee covers all of the vessels’ operating expenses, including the cost of dry dock and special surveys. The initial term of the agreement is until November 16, 2012. Total management fees for the three and six month periods ended June 30, 2011 amounted to $6,466 and $12,514, respectively. Total management fees for the three and six month periods ended June 30, 2010 amounted to $4,836 and $8,894, respectively.
     General and administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.
     Total general and administrative expenses charged by Navios Holdings for the three and six month periods ended June 30, 2011 amounted to $847 and $1,647, respectively. Total general and administrative expenses charged by Navios Holdings for the three and six month periods ended June 30, 2010 amounted to $672 and $1,275, respectively.
     Balance due to related parties: Included in the current liabilities as of June 30, 2011 was an amount of $6,335, which represented the current account payable to Navios Holdings and its subsidiaries. The balance mainly consisted of the management fees outstanding amounting to $6,466 and administrative service fees amounting to $847 mitigated by an amount due from the Manager amounting to $978. Amounts due to related parties as of December 31, 2010 was $2,633.
     Vessel Acquisitions: On January 8, 2010, Navios Partners acquired from Navios Holdings the Navios Hyperion for a purchase price of $63,000 (see note 4). Favorable lease terms recognized through this transaction amounted to $30,662 and were related to the acquisition of the rights on the time charter out contract of the vessel.
     On March 18, 2010, Navios Partners acquired from Navios Holdings the Navios Aurora II for a purchase price of $110,000. Favorable lease terms recognized through this transaction amounted to $42,524 and were related to the acquisition of the rights on the time charter-out contract of the vessel. The purchase price of the vessel consisted of 1,174,219 common units of Navios Partners issued to Navios Holdings and $90,000 cash. The common units were issued at $17.0326 per common unit, which reflects the NYSE’s volume weighted average price of the common units for the five business days prior to the acquisition of the vessel (see note 4).
     On May 21, 2010, Navios Partners acquired from Navios Holdings the Navios Pollux for a purchase price of $110,000 (see

NAVIOS MARITIME PARTNERS L.P.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
note 4). Favorable lease terms recognized through this transaction amounted to $37,979 and were related to the acquisition of the rights on the time charter-out contract of the vessel.
     On November 15, 2010, Navios Partners acquired from Navios Holdings the Navios Melodia for a purchase price of $78,800 and the Navios Fulvia for a purchase price of $98,200. Favorable lease terms recognized through this transaction amounted to $13,802 for the Navios Melodia and $31,199 for the Navios Fulvia and were related to the acquisition of the rights on the time charter-out contracts of the vessels. The purchase price consisted of 788,370 common units issued to Navios Holdings and $162,000 cash. The number of common units issued was calculated based on a price of $19.0266 per common unit, which was the NYSE volume weighted average trading price of the common units for the ten business days immediately prior to the acquisition (see note 4).
     On May 19, 2011, Navios Partners acquired from Navios Holdings the Navios Luz for a purchase price of $78,000 and the Navios Orbiter for a purchase price of $52,000. Favorable lease terms recognized through this transaction amounted to $22,879 for the Navios Luz and $20,901 for the Navios Orbiter and were related to the acquisition of the rights on the time charter-out contracts of the vessels. The purchase price consisted of 507,916 common units issued to Navios Holdings and $120,000 cash. The number of common units issued was calculated based on a price of $19.6883 per common unit, which was the NYSE volume weighted average trading price of the common units for the ten business days immediately prior to the acquisition (see note 4).
NOTE 14 — CASH DISTRIBUTIONS AND EARNINGS PER UNIT
     The partnership agreement of Navios Partners requires that all available cash is distributed quarterly, after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves. Distributions may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations. The amount of the minimum quarterly distribution is $0.35 per unit or $1.40 unit per year and is made in the following manner, during the subordination period:
•	First, 98% to the holders of common units and 2% to the General Partner until each common unit has received a minimum quarterly distribution of $0.35 plus any arrearages from previous quarters;

•	Second, 98% to the holders of subordinated units (not including holder of subordinated Series A units) and 2% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.35; and

•	Third, 98% to all unitholders (not including holder of subordinated Series A units), pro rata, and 2% to the General Partner, until each unit has received an aggregate amount of $0.4025.
Thereafter there are incentive distribution rights held by the General Partner, which are analyzed as follows:

		Marginal Percentage Interest in
		Distributions
		Common and
	Total Quarterly Distribution	Subordinated
	Target Amount	Unitholders	General Partner

Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%
     On January 21, 2011, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2010 of $0.43 per unit. The distribution was paid on February 14, 2011 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on February 9, 2011. The aggregate amount of the declared distribution was $21,901.
     On April 18, 2011, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month

NAVIOS MARITIME PARTNERS L.P.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
period ended March 31, 2011 of $0.43 per unit. The distribution was paid on May 11, 2011 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on May 5, 2011. The aggregate amount of the declared distribution was $23,939.
     Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement. Basic earnings net income per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated in the same manner as net income per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. There were no options or phantom units outstanding during the three months ended June 30, 2011 and 2010.
     The General Partner’s interest in net income is calculated as if all net income for the year was distributed according to the terms of Navios Partners partnership agreement, regardless of whether those earnings would or could be distributed. Navios Partners partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by Navios Partners’ board of directors to provide for the proper conduct of Navios Partners’ business including reserves for maintenance and replacement capital expenditure and anticipated credit needs.
     The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period Ended		Six Month Period Ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
Net income	$13,511	$13,184	$30,111	$25,769
Earnings attributable to:
Common unit holders	13,241	12,133	27,864	22,455
Subordinated unit holders	—	787	1,645	2,799
General partner unit holders	270	264	602	515
Subordinated Series A unit holders	—	—	—	—

Weighted average units outstanding (basic and diluted)
Common unit holders	46,012,815	32,732,518	43,907,804	29,782,660
Subordinated unit holders	7,621,843	7,621,843	7,621,843	7,621,843
General partner unit holders	1,114,996	843,968	1,072,036	783,767
Subordinated Series A unit holders	1,000,000	1,000,000	1,000,000	1,000,000

Earnings per unit (basic and diluted):
Common unit holders	$0.29	$0.37	$0.63	$0.75
Subordinated unit holders	$—	$0.10	$0.22	$0.37
General partner unit holders	$0.24	$0.31	$0.56	$0.66

	Three Month Period Ended		Six Month Period Ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
Earnings per unit — distributed (basic and diluted):
Common unit holders	$0.45	$0.44	$0.88	$0.90
Subordinated unit holders	$0.44	$0.42	$0.87	$0.84
General partner unit holders	$0.76	$0.58	$1.40	$1.13

Loss per unit — undistributed (basic and diluted):
Common unit holders	$(0.16)	$(0.07)	$(0.25)	$(0.15)
Subordinated unit holders	$(0.44)	$(0.32)	$(0.65)	$(0.47)
General partner unit holders	$(0.52)	$(0.27)	$(0.84)	$(0.47)

NAVIOS MARITIME PARTNERS L.P.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
NOTE 15— RECENT ACCOUNTING PRONOUNCEMENTS
Fair Value Disclosures
     In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. The new guidance was effective in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which was effective for Navios Partners beginning in the first quarter of fiscal 2011. The adoption of the new standards did not have a significant impact on Navios Partners’ consolidated financial statements.
Presentation of Comprehensive Income
     In June 2011, the FASB issued an update in the presentation of comprehensive income. According to the update an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The amendments in this Update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The adoption of the new amendments is not expected to have a significant impact on Navios Partners’ consolidated financial statements.
NOTE 16 — SUBSEQUENT EVENTS
     On July 25, 2011, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2011 of $0.44 per unit. The distribution is payable on August 11, 2011 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on August 5, 2011. The aggregate amount of the declared distribution is anticipated to be $24,829.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: July 28, 2011